Exhibit 4

Kenneth Cole Proposes Transaction to Acquire 100% of Public Interest in Kenneth Cole Productions, Inc.

NEW YORK, N.Y., Feb. 24, 2012—Kenneth D. Cole today announced that he has proposed to acquire through a merger transaction 100 percent of the outstanding publicly held shares of common stock of Kenneth Cole Productions, Inc. (NYSE: KCP) (the “Company”). Mr. Cole is Chairman and Chief Creative Officer of the Company and currently owns approximately 47% of the common stock (representing approximately 89% of the voting power) of the Company.

Under the proposed transaction, transmitted following the close of the market yesterday in a letter to the Company’s Board of Directors, public stockholders would receive $15.00 per share in cash. The proposal values the total equity of the Company at approximately $280 million.

The offer letter stated that the proposed price represents a premium of approximately 26% over the average closing price of the Company’s Class A common stock for the past 45 trading days. The letter also stated that the proposal represents a unique opportunity for the Company’s stockholders to monetize their investment at a premium to the Company’s current and recent stock price, and that the proposed price represents a higher price than the stock has traded for since October 2010, and, prior to then, September 2008.

In the offer letter, Mr. Cole said:  “Recent market challenges have created a sharply competitive landscape, and I believe it is now more important than ever to embrace a more entrepreneurial  perspective where  we are all incentivized to grow and develop our Company’s products, brand and business with a longer term perspective.  I believe it is increasingly difficult to develop this type of culture in  a public company context, where the public markets are increasingly focused on short-term results.  I am convinced that private ownership is in the best interests of the business and the organization and that this proposal is in the best interests of the shareholders.”

In the letter, Mr. Cole stated he plans to invest all of the Company shares he directly and indirectly owns in the proposed transaction. In addition to his substantial equity investment, Mr. Cole anticipates he will raise additional funds as necessary through committed financing from third-party financing source(s), with executed commitment letter(s) to be made available upon the completion of confirmatory due diligence by such financing source(s).

Mr. Cole’s letter made clear that he expects the Company’s management team to remain in place following the proposed transaction, and that he anticipates maintaining the Company’s valuable employee base, which he views as one of its most important assets.

In his letter to the Board, Mr. Cole also noted that he anticipates that the Board will form a special committee of independent directors, which will retain its own legal and financial advisors, to respond to the proposal on behalf of the Company’s public stockholders. Mr. Cole anticipates that any ensuing transaction will be consummated pursuant to the terms of definitive transaction documents mutually acceptable to Mr. Cole and such special committee.

The letter also stated that Mr. Cole will not move forward with the transaction unless it is approved by the special committee and that the definitive transaction documents will provide that the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of the Company that are not directly or indirectly owned by Mr. Cole. Mr. Cole also emphasized in the letter that, in his capacity as a stockholder of the Company, he has no interest in a disposition or sale of his interest in the Company nor would it be his intention, in his capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

Mr. Cole has engaged Willkie Farr & Gallagher LLP as legal advisor for the proposed transaction.

A copy of Mr. Cole’s letter to the Company’s Board is attached as an exhibit to Amendment No. 3 to Mr. Cole’s Schedule 13D, which is being filed with the Securities and Exchange Commission (“SEC”) today, and once filed will be available at no charge on the SEC's website at www.sec.gov.

Pending the execution of a definitive agreement, the Company’s stockholders and others considering trading in its securities should recognize that the announcement of this proposal is only the beginning of the process of considering the proposal and that no definitive time frame has been determined and that there can be no assurance that any transaction, whether on the proposed terms or any other terms, will be consummated. There can also be no assurance that Mr. Cole will be able to obtain the financing commitments necessary to proceed with the proposal.

This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (“SEC”) should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from the Company.